SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Net Income per Common Share

(in millions, except per share data)

EXHIBIT 11

	FOR THE THIRTEEN WEEKS ENDED
	October 2, 1999		September 26, 1998
	Basic	Diluted	Basic	Diluted
EARNINGS:
Net income	$258	$258	$338	$338
Less: Dividends on Preferred Stock, net of tax benefits	(3)	—	(3)	—
Adjustment attributable to conversion of ESOP Convertible Preferred Stock	—	(1)	—	(1)

Net Income Available for Common Stockholders	$255	$257	$335	$337

SHARES:
Weighted Average Shares Outstanding	881	881	912	912
Common Stock Equivalents:
Stock Options	—	5	—	11
ESOP Convertible Preferred Stock	—	28	—	32
Restricted Stock and Other	—	5	—	4

Adjusted Weighted Average Shares Outstanding	881	919	912	959

NET INCOME PER COMMON SHARE	$0.29	$0.28	$0.37	$0.35

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